November 23, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile)
Christine E. Davis, Assistant Chief Accountant (via facsimile)
Jan Woo, Staff Attorney (via facsimile)
Maryse Mills-Apenteng, Special Counsel (via facsimile)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comment made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 15, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”). Due to the upcoming Thanksgiving holiday and various time off taken by key personnel in the response process, the Company respectfully requests additional time to respond to the Staff’s comments, and proposes to respond on or before December 22, 2010. We hope the Company’s request will be acceptable to the Staff, and will graciously accept any accommodation the Staff can provide.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer